UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from (not applicable)
Commission file number 1-6880

U.S. BANK 401(k) SAVINGS PLAN
800 Nicollet Mall
Minneapolis, Minnesota 55402-4302
(Full title of the plan and the address of the plan)
U.S. BANCORP
800 Nicollet Mall
Minneapolis, Minnesota 55402-4302
(Name and address of principal executive offices of the issuer of the securities)

REQUIRED INFORMATION
U.S. Bank 401(k) Savings Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the years ended December 31, 2024 and 2025, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit 99 and incorporated herein by this reference.
The following exhibits are filed with this report:

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm
99	Financial Statements of U.S. Bank 401(k) Savings Plan for the years ended December 31, 2025 and 2024
101	The following financial information from U.S. Bank 401(k) Savings Plan's Annual Report on Form 11-K for the fiscal year ended December 31, 2025 formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Statements of Net Assets Available for Benefits, (ii) the Statements of Changes in Net Assets Available for Benefits, (iii) related notes to these financial statements, and (iv) the Supplemental Schedule (Schedule H, Line 4i).
104	Cover Page Interactive Data File formatted as Inline XBRL (included in Exhibit 101).
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
U.S. BANK 401(k) SAVINGS PLAN
By: U.S. Bank 401(k) Savings Plan Benefit Administration Committee

/s/ Matthew J. Insinga	June 22, 2026
Matthew J. Insinga
Benefit Administration Committee Chairperson